

May 23, 2013

Via E-mail
Mr. David Lawrence
Chief Financial Officer
Acorda Therapeutics, Inc.
420 Saw Mill River Road
Ardsley, New York 10502

>   **Re: Acorda Therapeutics, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2012**
>   **Filed February 28, 2013**
>   **File No. 000-50513**

Dear Mr. Lawrence:

    We have reviewed your filing and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

    After reviewing the information you provide in response to the comment, we may have additional comments and/or request that you amend your filing.

Consolidated Financial Statements
Notes to Consolidated Financial Statements
(2) Summary of Significant Accounting Policies
Segment Information, page F-14

1. We acknowledge your disclosure that you do not have separate reportable segments. It appears that you do not include the product revenue disclosures and the geographic information required by ASC 280-10-50-40 and 41. In addition, although you disclose your product distribution network as a concentration of risk on page F-13, you do not appear to provide the information about major customers pursuant to ASC 280-10-50-42. Please provide us proposed disclosure to be included in future periodic reports pursuant to ASC 280-10-50-40 through 42 or tell us why these disclosures are not required.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ibolya Ignat, Staff Accountant, at (202) 551-3656 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant